Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 April 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Dealings in securities by the company secretary, director and chairman of Sasol Limited and the directors of a major subsidiary of Sasol Limited during April 2008:

1. 9 April
2. 18 April
3. 18 April
4. 22 April
5. 23 April

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by the Company Secretary of
the Company:

Company Secretary	N L Joubert
Date transaction effected	08 April 2008
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	08 April 2008
Exercise price	R409,50
Number of shares	4 600
Selling price per share	R405,50
Total value	R1 865 300,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Company Secretary's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

09 April 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of the Company:

On 17 April 2008, Mr L P A Davies, the Chief Executive of Sasol
Limited implemented share options in respect of 13 600 Sasol
ordinary shares of no par value awarded to him on 29 October 1999
at an offer price of R42.30 per share by purchasing the shares at
the offer price and by selling the shares for R439.00 per share
for a total consideration of R5 970 400. Mr Davies' interest in
the shares is a direct beneficial interest. These transactions
were cleared by the Chairman of Sasol Limited.

18 April 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY THE CHAIRMAN OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in
securities of Sasol by the Chairman of the Company:

On 17 April 2008, Mr P V Cox, the Chairman of Sasol Limited concluded
the following transactions in Sasol ordinary shares:

   a) 40 000 ordinary Sasol shares were sold by him for R440.93
      per share for a total consideration of R17 637 200; and

   b) 60 000 ordinary Sasol shares were bought by him in terms
      of the Sasol Share Incentive Scheme at a price of R111.20
      per share for a total consideration of R6 672 000. The
      share options in respect of these shares were awarded to
      Mr Cox on 9 September 2004 at an offer price of R111.20.

Mr Cox's interest in the shares mentioned above is a direct beneficial
interest. These transactions were cleared by the Chairman of the Audit
Committee.

18 April 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:

Director	H Wenhold
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	21 April 2008
Option offer date	14 October 2002
Option offer price	R115,00
Exercise date	15 October 2002
Exercise price	R115,50
Number of shares	6 900
Selling price per share	R449,73
Total value	R3 103 137
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

22 April 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:

Director	R van Rooyen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	21 April 2008
Number of shares	2 000
Selling price per share	R451,50
Total value	R903 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

23 April 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2008

By: /s/ N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary